CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release December 16, 2003 14:00

UPM renews Executive Team organization

Jussi Pesonen to assume operative responsibility

Martin Granholm advisor to Corporate Management

UPM restructures the composition and responsibilities of its Executive Team. “Target is to facilitate fast, customer orientated decision making. With executive job rotation we can further utilize the experience and skills of different Executive Team members. With today’s decision we aim to secure smooth generation transition in the coming years,” says Juha Niemelä, President and CEO.

As of the beginning of 2004, Jussi Pesonen, Senior Executive Vice President and COO, will assume responsibility for all divisions, i.e. in addition to paper divisions he will assume responsibility also for the wood products and converting divisions. Pesonen will also act as the deputy to the President and CEO. The changes are a continuation of the organizational development two years ago.

Martin Granholm has been appointed Senior Advisor to Corporate Management in strategy related matters as of the beginning of 2004. He will also manage external relations and act as the Chairman of the Supervisory Boards of the main subsidiaries in Germany and Austria until his retirement on 31 December 2004. He continues to report to Juha Niemelä, President and CEO.

Hannu Schildt, Executive Vice President, Global Marketing, will retire on 31 August 2004. As of 1 March 2004, he will act as Senior Advisor to Corporate Management within his current area of responsibility.

Kari Makkonen, President of Wood Products Division will retire on 31 August 2004. Until then, he will act as Senior Adviser to Corporate Management on international projects within the Wood Products Division.

Markku Tynkkynen, currently President of the Magazine Papers Division has been appointed Executive Vice President, Resources and Business Support Functions as of the beginning of 2004. He will be responsible for forests, energy, environment, information technology, logistics and materials management.

Jyrki Ovaska has been appointed President of the Magazine Papers Division. He is currently responsible for Fine and Speciality Papers Division.

Matti Lievonen has been appointed President of Fine and Speciality Papers Division. He is currently Executive Vice President, Business and Technology Optimization.

Harald Finne has been appointed President of Wood Products Division. He is currently working as Executive Vice President, Human Resources and IT.

UPM-Kymmene Corporation Stock Exchange Release December 16, 2003 14:00

Pauli Hänninen has been appointed Executive Vice President, Business Development. He is currently working in Fine Papers Division as Senior Vice President, Operations.

Hans Sohlström has been appointed Executive Vice President, Marketing. The appointment will be effective as of 1 March 2004. He is currently working in the Magazine Papers Division as Senior Vice President, Sales and Marketing.

Hartmut Wurster will continue as President of Newsprint Division and Matti Lindahl as President of Converting Division.

All mentioned above will report to Jussi Pesonen, Senior Executive Vice President and COO.

Pirkko Harrela has been appointed Executive Vice President, Corporate Communications. She is currently Vice President, Corporate Communications.

Heikki Sara will continue as Executive Vice President, Strategy and Kari Toikka as Executive Vice President and CFO.

All three mentioned above report to Juha Niemelä, President and CEO.

Appointments will be effective as of 1 January 2004, unless otherwise mentioned.

As of 1 January 2004, the Executive Team of UPM-Kymmene will consist of the following persons:

Juha Niemelä, President and CEO, born 1946, M.Sc. (Econ.)

Jussi Pesonen, Senior Executive Vice President and COO, b. 1960, M.Sc. (Eng.)

Kari Toikka, Executive Vice President and CFO, b. 1950, M.Sc. (Econ.)

Heikki Sara, Executive Vice President, Strategy, b. 1946, D.Tech.

Markku Tynkkynen, Executive Vice President, Resources, b. 1952, M.Sc. (Eng.)

Jyrki Ovaska, President, Magazine Papers Division, b. 1958, M.Sc. (Eng.)

Hartmut Wurster, President, Newsprint Division, b. 1955, D.Tech.

Matti Lievonen, President, Fine and Speciality Papers Division, b. 1958, B.Sc.(Eng.), MBA

Matti Lindahl, President, Converting Division, b. 1946, B.Sc. (Econ.)

Harald Finne, President, Wood Products Division, b. 1952, M.Sc: (Psychology), MBA

Pirkko Harrela, Executive Vice President, Corporate Communications, b. 1960, M.A.

Pauli Hänninen, Executive Vice President, Business Development, b. 1948, Lic.Tech. (Eng.)

Hannu Schildt, Executive Vice President, Global Marketing, b 1944, Degree in Commercial Forestry, (member of the Executive Team until 1 March 2004)

Hans Sohlström, Executive Vice President, Marketing, b. 1964, M.Sc. (Eng.), M.Sc. (Econ.) (member of the Executive Team as of 1 March 2004)

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

***

DISTRUBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations